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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, DC 20549

## FORM 8-K

## CURRENT REPORT
### Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____June 5, 2003_____
## ENVIRO-ENERGY CORPORATION
_____

(Exact name of registrant as specified in its chapter)

| **Delaware** | **000-30069** | **95-4520761** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 2121 N.Waterworks – Spokane, Washington | 99216 |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code  509-252-5850

4430 Haskell Ave., Encino, CA.
_____

(Former name or former address, if changed since last report)

**Item 6. Resignations of Registrant's Directors.**

Tom Bowers resigned as a director, chief executive officer and chief financial officer of the registrant and its Energy Flow Management, Inc. subsidiary effective June 5, 2003. The reasons for his resignation are set forth in a letter to the board of directors of the registrant dated June 5, 2003, a copy of which is attached to this current report as Exhibit 99.1

Management of the registrant is of the opinion that Mr. Bowers' description of the reasons for his resignation is factually incorrect and incomplete. Management's response to this description is also attached to this current report as Exhibit 99.2.


## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Enviro-Energy Corporatiaon
(Registrant)

/s/ Cory Colvin, Director

Date: July 17, 2003                    (Signature)[*]

Exhibit 99.1

Thomas Bowers

June 5, 2003

The Board of Directors
Enviro-Energy Corporation

Subject:  The Resignation of Thomas Bowers.

Gentlemen:

Effective today at 3:00 P.M., I resign from all corporate offices that I have held in Enviro-Energy
Corporation and Energy Flow Management, Inc.  I also resign from the Corporate Board of
Directors of Enviro-Energy Corporation.

My decision to resign is based on the lack of adequate funds to provide for any continued
corporate efforts including those required by the various regulatory agencies which over see an
govern public organizations.  Also bearing heavily on my decision to resign is the precipitous
actions taken by control people within  the organization.  I disagree with the interpretations of
the counsel to Colvico Inc., regarding the acquisition and proposed rescission of the purchase
agreement of Colvico, Inc.  I do not believe that the Directors of Enviro-Energy Corporation can
authorize the rescission without a shareholder's vote on the matter.

It is my opinion that the shareholders of Enviro-Energy Corporation are being ignored in the
pending transactions.  I also believe that these pending actions are in part being taken to cover up
illegal acts by control people within the Company.

By resigning I do not forfeit any of my rights as a shareholder or my claims for salary, expenses
and legal fees as a former officer and director of Enviro-Energy Corporation.

Sincerely,

/s/ ThomasBowers
Thomas Bowers

3897 Cinco Amigos
Santa Barbara CA 93105
805-682-1838

Exhibit 99.2

MANAGEMENTS OPINION:

It is the opinion of management that statements made by Mr. Bowers in his resignation letter regarding inadequate funding, and legal issues regarding the purchase of Colvico, Inc. are incorrect. At the date of Mr. Bowers resignation, management was considering other methods of funding the Digester business, because of a decrease in revenues in the construction arena, where all of Colvico, Inc. revenue in generated. Management also was evaluating the purchase of Colvico, Inc. and representations at the date of purchase.

In regards to the accusation by Mr. Bowers regarding illegal acts, the Company disclaims knowledge of any intentional wrong doing on the part of itself or it's directors, managers and advisors. As to any accidental errors or omissions, the Company disclosed in the March 31, 2003 Form 10QSB that it was investigating certain cash advances made through a subsidiary, Colvico, Inc., to Cory Colvin, who is the president of Colvico, Inc. and a director and principal shareholder of Enviro-Energy Corporation. The advances were made from a line of credit established for Colvico's benefit at Washington Trust Bank in Spokane, Washington and guaranteed personally by Cory Colvin. Prior to its acquisition by Enviro-Energy Corporation in January 2002, Colvico, Inc. was wholly owned by Mr. Colvin.

As previously reported, Mr. Colvin believed many of the advanced funds were used to pay obligations that, although unrelated to Colvico, Inc., were nonetheless incurred by Colvico, Inc. prior to its acquisition by the Company. Nevertheless, Mr. Colvin assured the Company that he would promptly repay any funds he may have improperly caused to have been advanced to him by Colvico, Inc.

As of the execution of this Form 8K, management has verified that an item in the amount of $337,375 for a lease guaranteed by Colvico, Inc. which was disclosed in the 10KSB, was incorrectly classified as a loan to Mr. Colvin. Additionally, Mr. Colvin has repaid $360,070 of the funds in question, in cash. The total reduction to Mr. Colvin's loan receivable account as of the date of this filing is $672,220, leaving a balance due of $224,532. The remaining amount due represents funds advanced prior to the acquisition of Colvico by Enviro-Energy Corporation in 2002, as was reported in the December 31, 2002 financial statements published with the Form 10KSB for 2002.

Enviro-Energy Corporation and Colvico, Inc. continue to review the history of the loan and will make appropriate arrangements at the conclusion of their investigations. The Company and it's subsidiary will continue to separately review their accounting controls and procedures to ensure that no one person is able to authorize advances under the Colvico or any other line of credit without proper approvals.